UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934
For the month of April 2004
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by

 furnishing the information
contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	April 26, 2004
By
Name:	Marcos Grodetsky
Title:		Investor Relations Officer
























TNE Proposes Cancellation of Treasury Stock and Share Grouping

Rio de Janeiro, April 26, 2004 - Management of Tele Norte Leste Participacoes (NYSE:TNE and BOVESPA: TNLP3 and TNLP4) and its subsidiary Telemar Norte Leste (BOVESPA:TMAR3, TMAR5 and TMAR6) have each called Extraordinary Shareholders Meetings for May 13, 2004 in order to cancel a portion of their existing treasury stock with no share capital reduction, and simultaneously to change the number of shares representing a round lot from 1,000 shares to one share of the same type and class.

TNL- Tele Norte Leste Participacoes - Management proposes canceling 100% of the
 4,624,336,826 preferred shares currently held in treasury, and 2,312,168,000 of the common shares, representing a portion of total common shares held in treasury (4,156,100,000) thus maintaining the ratio of 1/3 common shares to 2/3 preference shares, pursuant to Company by-laws.

TMAR- Telemar Norte Leste - Management proposes canceling 4,211,694,719 class "A" preferred shares (TMAR5), representing a portion of current treasury stock (4,435,184,358). Those shares that are not canceled (223,489,639) will become restricted shares on behalf of Sudene, until such time as the tax incentive projects are completed which gave rise to the shares.

Share Grouping - Management of both Tele Norte Leste (TNE) and Telemar Norte Leste (TMAR) will submit proposals at each of their Extraordinary Shareholders Meetings to change the grouping of their respective shares from the ratio of 1,000 shares per round lot to one share of the same type and class.

Using Tele Norte Leste Participacoes as an example, the number of shares outstanding would be converted, after the respective cancellations, on the effective date from 129,306,291,613 common shares to 129,306,291 and 258,612,581,399 preference shares to 258,612,581 shares. The underlying value and the price quoted on the stock exchange would change under same ratio. Taking the quote from April 26, 2004, TNLP4 closed at R$38.13 per thousand shares. After the proposed share grouping, that stock quote of R$38.13 would represent a per share price.


The grouping of shares does not impact Tele Norte Leste Participacoes ADRs
(TNE), which are already traded on the basis of 1:1,000 preferred shares.

The share grouping has as its goal: a) to reduce administrative and operating costs to the Company and its shareholders; b) to increase the efficiency of reporting controls, as well as the disclosure of information; c) to improve clarity of the company's shares in relation to the company's capitalization and the stock market, through the adoption of one share per trading unit and d)
 to reduce the potential for information or disclosure mistakes, thereby being more responsible to the Company's shareholders.


For more information, please contact:
TNE - INVESTOR RELATIONS 					GLOBAL CONSULTING GROUP
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208   		Kevin
Kirkeby (kkirkeby@hfgcg.com)
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314 		Tel: 1-646-284-
9416; Fax: 1-646-284-9494
Fax: 55 21 3131 1155

Visit our Investor Relations Website: www.telemar.com.br/ir